UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

National Health Investors, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

63633D104

(CUSIP Number)

Alan J. Perkins, Gardere Wynne Sewell LLP,

1601 Elm Street, Suite 3000, Dallas, Texas 75201, (214) 999-4683

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63633D104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) W. Andrew Adams

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds* (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,758,121

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,758,121

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,758,121

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person* (See Instructions) IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1 7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 63633D104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AdamsMark, L.P.

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)*
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds* (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,758,121

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,758,121

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,758,121

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person* (See Instructions) PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1 7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 63633D104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Springland Ventures, L.P.

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☒

	(b)	☐

3.	SEC Use Only

4.	Source of Funds* (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,758,121

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,758,121

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,758,121

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person* (See Instructions) PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1 7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 63633D104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dorothy B. Adams

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)

	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds* (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,758,121

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,758,121

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,758,121

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person* (See Instructions) IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1 7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 63633D104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Adams Group, L.P.

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds* (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,758,121

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,758,121

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,758,121

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person* (See Instructions) PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1 7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 63633D104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Adams Children’s Trust

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds* (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Tennessee

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,758,121

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,758,121

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,758,121

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person* (See Instructions) OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1 7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 63633D104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Adams Family Foundation II

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds* (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Tennessee

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,758,121

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,758,121

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,758,121

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person* (See Instructions) OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1 7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 63633D104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The W. Andrew and Dorothy B. Adams Grandchildren’s Trust

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds* (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Tennessee

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,758,121

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,758,121

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,758,121

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person* (See Instructions) OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1 7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.    Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), and voting and other contractual rights relating thereto, of National Health Investors, Inc., a Maryland corporation (the “Company”), which has its principal executive offices located at 100 Vine Street, Murfreesboro, Tennessee 37130.

The purpose of this Statement is to reflect the beneficial ownership of the Company’s Common Stock by W. Andrew Adams (“Andy”), AdamsMark, L.P., a Washington limited partnership (“AdamsMark”), Springland Ventures, L.P., a Washington limited partnership (“Springland”), Dorothy B. Adams, who is the wife of Andy (“Dorothy”), The Adams Group, L.P., a Washington limited partnership (“Adams Group”), The Adams Children’s Trust, a Tennessee trust (the “Children’s Trust”), Adams Family Foundation II, a Tennessee private foundation (the “Foundation”), and The W. Andrew and Dorothy B. Adams Grandchildren’s Trust, a Tennessee trust (the “Grandchildren’s Trust” and collectively with Andy, AdamsMark, Springland, Dorothy, the Children’s Trust, and the Foundation, the “Reporting Persons”), and the proposal by Andy and AdamsMark on October 5, 2006 of a transaction that, if approved and adopted by the Board of Directors of the Company (the “Board”) and the stockholders of the Company, would result in the Company’s shares no longer being publicly traded, as more fully described in Item 4 (the “Proposal”).

Item 2.    Identity and Background

1.             (a)           W. Andrew Adams.

(b)           801 Mooreland Lane, Murfreesboro, Tennessee  37128.

(c)           Andy is the President and a director of the Company and is the sole member of Management Advisory Source, LLC, which provides various management services to the Company.  Andy also is the Chairman of Board of each of  National HealthCare Corporation and National Health Realty, Inc.

(d)           Andy has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Andy has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Andy is a citizen of the United States.

2.             (a)           AdamsMark, L.P.

(b)           Limited partnership organized under the laws of Washington.

(c)           AdamsMark is engaged in the business of investments in securities.

(d)           801 Mooreland Lane, Murfreesboro, Tennessee  37128.

(e)           AdamsMark has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)            AdamsMark has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.             (a)           Springland Ventures, L.P.

(b)           Limited partnership organized under the laws of Washington.

(c)           Springland is engaged in the business of real estate investments.

(d)           801 Mooreland Lane, Murfreesboro, Tennessee  37128.

(e)           Springland has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)            The Foundation has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

4.             (a)           Dorothy B. Adams

(b)           801 Mooreland Lane, Murfreesboro, Tennessee  37128.

(c)           Dorothy is the sole general partner of Adams Group.

(d)           Dorothy has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Dorothy has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting her to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Dorothy is a citizen of the United States.

5.             (a)           The Adams Group, L.P.

(b)           Limited partnership organized under the laws of Washington.

(c)           Adams Group is engaged in the business of investments in securities.

(d)           801 Mooreland Lane, Murfreesboro, Tennessee  37128.

(e)           Adams Group has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)            Adams Group has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

6.             (a)           The Adams Children’s Trust

(b)           Trust formed under the laws of Tennessee.

(c)           The Children’s Trust is engaged in the business of investments in securities.

(d)           801 Mooreland Lane, Murfreesboro, Tennessee  37128.

(e)           The Children’s Trust has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)            The Children’s Trust has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

7.             (a)           The Adams Family Foundation II

(b)           Private foundation formed under the laws of Tennessee.

(c)           The Foundation is engaged in the business of investments in securities.

(d)           801 Mooreland Lane, Murfreesboro, Tennessee  37128.

(e)           The Foundation has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)            The Foundation has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

8.             (a)           The W. Andrew and Dorothy B. Adams Grandchildren’s Trust

(b)           Trust formed under the laws of Tennessee.

(c)           The Grandchildren’s Trust is engaged in the business of investments in securities.

(d)           801 Mooreland Lane, Murfreesboro, Tennessee  37128.

(e)           The Grandchildren’s Trust has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)            The Grandchildren’s Trust has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

As more fully described in Item 4, the Proposal that has been submitted by or on behalf of Andy and AdamsMark, and that is supported (but not made) by the other Reporting Persons, contemplates the merger (the “Merger”) of the Company with an entity to be formed by AdamsMark (the “Acquisition Entity”). As a result of the Merger, all of the outstanding shares of Common Stock of the Company would be converted into cash or, at the election of the Company’s stockholders (subject to certain limits), equity interests in either the Company or the Acquisition Entity, whichever is the survivor in the Merger (the “Surviving Entity”).  It is anticipated that such cash will be obtained through use of available funds and other liquid assets of the Company that will be the Surviving Entity’s upon and after the Merger, through borrowings from one or more banks (in the ordinary course of business), and through third-party financing received from securitization of assets of the Company that will be the Surviving Entity’s upon and after the Merger.  Any of such equity interests in the Surviving Entity will be issued by the Surviving Entity.

Item 4.    Purpose of Transaction

At a regular Board meeting on August 2, 2006, Andy requested the Board to authorize the release of confidential information of the Company to certain possible financing sources for the purpose of evaluating whether it would be feasible for him or AdamsMark to make a proposal to acquire the Company.  The Board authorized the release of information, subject to a confidentiality agreement or obligation of the recipients, and appointed a special committee of independent members of the Board (the “Committee”) to receive and consider any such proposal that Andy or AdamsMark might make.

On October 5, 2006, Andy and AdamsMark orally submitted the Proposal, to acquire the Company through the Merger, for consideration by the Committee.  Under the Proposal, each outstanding share of Common Stock would be converted in the Merger into $30.00 in cash, a preferred equity interest in the Surviving Entity having a value of $30.00, or a common equity interests in the Surviving Entity having a value of $30.00, or any combination of cash or such equity interests (collectively, the “Merger Consideration”), at the election of each stockholder of the Company.  The number of stockholders that could elect to receive each class of equity interests in the Surviving Entity would be limited, however, so that the Surviving Entity would not be required to register a class of equity securities under the Securities Exchange Act of 1934, as amended (the “Act”).  The right of any holder to transfer any such equity interest after the Merger would also be restricted for the same reason.  All of the shares of Common Stock owned of record by AdamsMark would be converted into common equity interests in the Surviving Entity.  The Merger would be subject to third-party financing arranged by AdamsMark and to stockholders of the Company holding approximately $100 million of Common Stock (valued at the price per share in the Proposal) electing to receive equity interests in the Surviving Entity.  The Merger would result in the Surviving Entity being a privately held entity and the Company’s stockholders receiving the Merger Consideration in exchange for all of the outstanding shares of Common Stock.

On October 6, 2006, Andy and AdamsMark were informed that the Committee considers the price per share in the Proposal to be inadequate and that the Committee desires more particular information about other aspects of the Proposal.  Andy and AdamsMark anticipate responding to the Committee no later than October 14, 2006.

Springland, Dorothy, Adams Group, the Children’s Trust, the Foundation and the Grandchildren’s Trust have indicated that they support the Proposal.

If the Merger is effected, the Common Stock would no longer be listed on the New York Stock Exchange and would be eligible for termination of registration pursuant to Section 12(g)(4) of the Act.  The Board has appointed the Committee to review and consider the Proposal.  For the Merger to be effected, it would require authorization of the Board (in light of a recommendation of the Committee), the execution of a definitive merger agreement and the satisfaction of various conditions to be set forth in that merger agreement, including the approval of the stockholders of the Company.

Other than as set forth in the preceding paragraphs, the Reporting Persons do not have any specific plans or proposals which relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or any action similar to any of those enumerated above; but such Reporting Persons reserve the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5.    Interest in Securities of the Issuer

(a)           The following chart reflects the number of shares of Common Stock beneficially owned by the Reporting Persons and the percentage of the outstanding shares of Common Stock that such shares represent:

Name	Shares Beneficially Owned	Percentage of Outstanding Shares
W. Andrew Adams	2,758,121	9.9%

AdamsMark, L.P.	2,758,121	9.9%

Springland Ventures, L.P.	2,758,121	9.9%

Dorothy B. Adams	2,758,121	9.9%

The Adams Group, L.P.	2,758,121	9.9%

The Adams Children’s Trust	2,758,121	9.9%

Adams Family Foundation II	2,758,121	9.9%

The W. Andrew and Dorothy B. Adams Grandchildren’s Trust	2,758,121	9.9%

The percentage calculations are based upon 27,749,239 shares of Common Stock outstanding on August 8, 2006, which is the number of shares of Common Stock reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, and filed with the Securities and Exchange Commission on August 8, 2006.

(b)           Andy is the sole general partner of AdamsMark and Springland and one of the trustees of the Children’s Trust, the Foundation and the Grandchildren’s Trust.  The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act by virtue of their intention to act in concert regarding the Proposal – Andy and AdamsMark in submitting it, and Springland, Dorothy, Adams Group, the Children’s Trust, the Foundation and the Grandchildren’s Trust in supporting it.  Accordingly, each of the Reporting Persons may be deemed to beneficially own all of the shares beneficially owned by each other Reporting Person.

Andy shares voting and dispositive power with the other Reporting Persons over 546,621 shares of Common Stock which are owned directly by AdamsMark and over 44,000 shares of Common Stock which are owned directly by Springland.  Andy shares voting and dispositive power with the other Reporting Persons over 1,864,043 shares of Common Stock which are owned directly by Adams Group and over 3,250 shares which are owned directly by the Children’s Trust. Dorothy is the sole general partner of Adams Group.  Andy may be deemed to be the beneficial owner of the shares owned directly by Adams Group by virtue of influence over Dorothy’s decisions as the general partner of Adams Group with respect to the voting and disposition of  those shares.  Andy and Dorothy are the sole trustees of the Children’s Trust, and each of them as trustee has the power to act independently on behalf of the Children’s Trust.  Andy shares voting and dispositive power with his five adult siblings, Robert G. Adams, Joanne Adams Coggin, Fred M. Adams, Carl E. Adams Jr. and A. B. Adams (collectively, the “Siblings”), and with the other Reporting Persons over 71,600 shares of Common Stock which are owned directly by The Carl E. and Jennie Mae Adams Grandchildren’s Trust (the “Second Grandchildren’s Trust”).  Andy and the Siblings are the trustees of the Second

Grandchildren’s Trust.  Andy shares voting and dispositive power with Dorothy, their three adult offspring, Andrew Adams, Andrea A. Brown and Anthony Adams (collectively, the “Offspring”), and with the other Reporting Persons over 222,307 shares of Common Stock owned directly by the Foundation and over 6,500 shares of  Common Stock owned directly by the Grandchildren’s Trust.  Andy, Dorothy and the Offspring are the sole trustees of the Grandchildren’s Trust.

The following is the identity and background of each person other than the Reporting Persons — i.e., the Siblings and the Offspring – with whom some or all of the Reporting Persons share voting or dispositive power over shares of Common Stock:

A.    (1)    Robert G. Adams

(2)    100 Vine Street, Suite 1400, Murfreesboro, Tennessee 37130.

(3)    Robert G. Adams is President, Chief Executive Officer and a director of National Healthcare Corporation, and is President and a director of National Health Realty, Inc.

(4)    Robert G. Adams has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(5)    Robert G. Adams has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(6)    Robert G. Adams is a citizen of the United States.

B.    (1)    Joanne Adams Coggin

(2)    1942 Dilton Mankin Road., Murfreesboro, Tennessee 37127.

(3)    Joanne Adams Coggin is a homemaker.

(4)    Joanne Adams Coggin has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(5)    Joanne Adams Coggin has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting her to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(6)    Joanne Adams Coggin is a citizen of the United States.

C.    (1)    Fred M. Adams

(2)    6720 Hails Hill Pike, Murfreesboro, Tennessee 37130.

(3)    Fred M. Adams is engaged in the cattle farming business.

(4)    Fred M. Adams has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(5)    Fred M. Adams has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(6)    Fred M. Adams is a citizen of the United States.

D.    (1)    Carl E. Adams Jr.

(2)    6136 Hillsboro Pike, Nashville, Tennessee 37215.

(3)    Carl E. Adams Jr. is a principal of Advent-Environ, a worldwide industrial-wastewater-management consulting firm with its principal offices at 201 Summit View Drive, Suite 300, Brentwood, Tennessee 37027.

(4)    Carl E. Adams Jr. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(5)    Carl E. Adams Jr. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting her to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(6)    Carl E. Adams Jr. is a citizen of the United States.

E.     (1)    A. B. Adams

(2)    5010 N.E. 50th Street, Seattle, Washington 98105.

(3)    A. B. Adams is retired.

(4)    A. B. Adams has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(5)    A. B. Adams has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(6)    A. B. Adams is a citizen of the United States.

F.     (1)    Andrew Adams

(2)    282 Kevin Drive, Murfreesboro, Tennessee 37129.

(3)    Andrew Adams is the Administrator of AdamsPlace Retirement Living located at 1925 Memorial Boulevard, Murfreesboro, Tennessee 37129.

(4)    Andrew Adams has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(5)    Andrew Adams has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(6)    Andrew Adams is a citizen of the United States.

G.    (1)    Andrea A. Brown

(2)    1291 Waterways Drive, Ann Arbor, Michigan 48108.

(3)    Andrea A. Brown is a homemaker.

(4)    Andrea A. Brown has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(5)    Andrea A. Brown has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(6)    Andrea A. Brown is a citizen of the United States.

H.    (1)    Anthony Adams

(2)    801 Mooreland Lane, Murfreesboro, Tennessee 37128.

(3)    Anthony Adams is the owner and operator of Adams Excavations, an excavation company located at 801 Mooreland Lane, Murfreesboro, Tennessee 37128.

(4)    Anthony Adams has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(5)    Anthony Adams has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(6)    Anthony Adams is a citizen of the United States.

(c)           None.

(d)           None.

(e)           Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Items 3 and 4 for a description of the Proposal.

The Company is a party to an Advisory, Administrative Services and Facilities Agreement effective November 1, 2004 (the “Advisory Agreement”) with Management Advisory Source, LLC (the “Advisor”), which is wholly owned by Andy.  Under the Advisory Agreement, a copy of which is Exhibit D to this Statement and is incorporated by reference herein, the Advisor manages all of the Company’s day-to-day affairs and provides all such management services through its personnel or third-party agreements.  The Advisor has agreed to use its best efforts to, among other things, (i) recommend to the Board or obtain accounting and auditing services, (ii) recommend to the Board or obtain custodial, transfer agency, registrar and similar services regarding the Company’s securities, (iii) oversee, handle, prepare and distribute or cause to be distributed all communications with the existing and future holders of the Company’s outstanding securities and (iv) make recommendations to the Board as to appropriate distributions by the Company to its stockholders.  In performing its obligations under the Advisory Agreement, the Advisor is subject to the supervision of, and policies established by, the Board.  The initial term of the Advisory Agreement expires on December 31, 2010, subject to continuation thereafter from year to year, unless (in any period) terminated earlier by either party on 90 days’ written notice.

Item 7.    Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of October 6, 2006, by and among W. Andrew Adams, AdamsMark, L.P., and Springland Ventures, L.P., Dorothy B. Adams and The Adams Group, L.P.
Exhibit B	Limited Power of Attorney, dated as of October 6, 2006, by Dorothy B. Adams.
Exhibit C	Limited Power of Attorney, dated as of October 6, 2006, by The Adams Group, L.P.
Exhibit D	Advisory, Administrative Services and Facilities Agreement, dated November 1, 2004, by and between National Health Investors, Inc. and Management Advisory Source, LLC.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

October 9, 2006		/s/ W. Andrew Adams
W. Andrew Adams

The Adams Children’s Trust		AdamsMark, L.P.

By:	/s/ W. Andrew Adams	By:	/s/ W. Andrew Adams
	W. Andrew Adams, Trustee		W. Andrew Adams, General Partner

Adams Family Foundation II		Springland Ventures, L.P.

By:	/s/ W. Andrew Adams	By:	/s/ W. Andrew Adams
	W. Andrew Adams, Trustee		W. Andrew Adams, General Partner

The W. Andrew and Dorothy B. Adams
Grandchildren’s Trust

By:	/s/ W. Andrew Adams	/s/ W. Andrew Adams
	W. Andrew Adams, Trustee	Dorothy B. Adams, by W. Andrew Adams,
Attorney-in-fact

The Adams Group, L.P.

		By:	/s/ W. Andrew Adams
W. Andrew Adams,
Attorney-in-fact